UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 6)

LOOKSMART, LTD.
(Name of Subject Company)

LOOKSMART, LTD.
(Name of Person Filing Statement)

Common Stock, $0.001 par value
(Title of Class of Securities)

543442503
(CUSIP Number of Class of Securities)

William F. O’Kelly
Senior Vice President, Chief Financial Officer and Secretary
LookSmart, Ltd.
55 Second Street
San Francisco, CA  94105
(415) 348-7000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Jon Gavenman, Esq.
Jennifer Fonner DiNucci, Esq.
Cooley LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA  94306-2155
(650) 843-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by LookSmart, Ltd., a Delaware corporation (“LookSmart”), with the Securities and Exchange Commission (“SEC”) on August 2, 2012, relating to the tender offer by PEEK Investments LLC, a Delaware limited liability company (“PEEK”), to purchase all outstanding shares of LookSmart’s common stock for $1.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Schedule TO filed jointly with the SEC by and on behalf of PEEK and the following persons: (a) Snowy August Fund I LP, a Delaware limited partnership; (b) Snowy August Management LLC, a Delaware limited liability company; (c) Michael Onghai, a United States citizen; (d) Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands exempted limited partnership; (e) Platinum Management (NY) LLC, a Delaware limited liability company; (f) Mark Nordlicht, a United States citizen; and (g) Uri Landesman, a United States citizen.

Except as specifically noted herein, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

Item 8.	Additional Information.

Item 8 of the Statement is hereby amended and supplemented as follows:

1.	The following section shall be added immediately following the section entitled “Rights Agreement” of the Statement:

Rights Agreement Q&A

As previously disclosed, on August 23, 2012, the Board of LookSmart declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock, par value $0.001 per share (the “Common Shares”), of LookSmart.  With regard to the unsolicited tender offer recently initiated by PEEK, the Board extended the Distribution Date to November 1, 2012, or such earlier or later date as may be established by the Company’s Board of Directors.

Q: When were the Rights distributed?

A: The Rights were distributed on September 2, 2012, (the “Record Date”) to the stockholders of record on that date.

Q: Are the Rights immediately exercisable?

A: The Rights trade with the Common Stock, and are not exercisable until they trade separately, at the close of business on the “Distribution Date.”

Q: When is the Distribution Date?

A: The Distribution Date occurs 10 business days after a tender offer, such as an unsolicited tender offer recently initiated by PEEK, is made, unless the Board delays the Distribution Date. The Board has delayed the Distribution Date as it relates to the making of PEEK’s tender offer until November 1, 2012.

In addition, a Distribution Date will automatically occur  10 calendar days after PEEK closes its tender offer and acquires more than 15% of the Common Stock.

Q: What will happen to PEEK’s rights if it closes its tender offer?

A: If PEEK closes its tender offer, and acquires more than 15% of the Common Stock, all of the Rights that it and its affiliates hold will be void.

Q:  How long will the Rights be effective?

A: The Rights Agreement dated as of August 23, 2012 between LookSmart and Computershare Trust Company, N.A. provides that the final expiration date for the Rights is August 23, 2013, but the Board can redeem the Rights prior to such date.

The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which was previously filed with the SEC as Exhibit 4.1 to LookSmart’s current report on Form 8-K filed on August 23, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LOOKSMART, LTD.

	By:	/s/ WILLIAM O’KELLY
William O’Kelly
Senior Vice President Operations and Chief Financial Officer
Dated: October 5, 2012